May 14, 2007

United States Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Judiciary Plaza Washington, D.C. 20549

RE:

Northern Lights Fund Trust; File Nos. 333-122917 and 811-21720

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust (the “Registrant”), we hereby file a registration statement under the Securities Act of 1933 on Form N-14.

Subject to shareholder approval and pursuant to Agreements and Plans of Reorganization, it is anticipated that the Hallmark Small-Cap Growth Fund, a series of the Hallmark Equity Series Trust (File Nos. 33-63300 and 811-7734) will transfer all of its assets and liabilities to the Roanoke Small-Cap Growth Fund, a separate series of the Registrant, in exchange for shares of the corresponding series of the Registrant (the “Reorganization”).  Immediately after the transfer of its assets and liabilities, the Hallmark Small-Cap Growth Fund will make a liquidating distribution to its shareholders of the Roanoke Small-Cap Growth Fund's shares so received, so that a holder of shares in the Hallmark Small-Cap Growth Fund at the time of the Reorganization will receive a number of shares of the Roanoke Small-Cap Growth Fund with the same aggregate value as the shareholder had in the Hallmark Small-Cap Growth Fund immediately before the Reorganization.

A registration statement for the Roanoke Small-Cap Growth Fund was filed with the Securities and Exchange on March 2, 2007 and is not yet effective.

Please direct comment to the undersigned at 614-469-3297 or JoAnne Strasser at 513-352-6725.

Sincerely,

/s/ Michael V. Wible

Michael V. Wible

Enclosure

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	544683.1